October 31, 2008

Valerie Lithotomos, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Calvert SAGE Fund Form N-1A Registration Statement SEC File Nos. 333-152031 and 811-22212

Dear Ms. Lithotomos:

This letter responds to an additional comment from the SEC staff (the "Staff") to Calvert by telephone today concerning the above-referenced Registration Statement on Form N-1A, relating to the registration of Calvert Large Cap Value Fund, the initial series of Calvert SAGE Fund, a new investment company, and Pre-Effective Amendment No. 5 thereto.

Calvert SAGE Fund herewith undertakes as follows: it will not sell shares of Calvert Large Cap Value Fund to the public until completion of the proposed reorganization of Summit Everest Fund into Calvert Large Cap Value Fund (as described in Form N-14 of Calvert SAGE Fund, File No. 333-153516), which is scheduled to occur on or about December 12, 2008.

I trust that you will find that this undertaking addresses the Staff's additional comment.

Should you have any questions, please contact me at 301-951-4890.

Very truly yours,

/s/ Jane B. Maxwell

Jane B. Maxwell
Assistant Vice President and
Assistant General Counsel